9/7

06050364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION AUG 2006 WASH. D.C. 186

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45020

9/6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC REPUBLIC SECURITIES [redacted] INC. D/B/A SERGE A. ATLAN

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 RICHMONDVILLE AVENUE SUITE 105
(No. and Street)

WESTPORT (City) CONNECTICUT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SERGE A. ATLAN (203) 454-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FULVIO & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NEW YORK (State) 10165 (Zip Code)

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ab

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SERGE ATLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATLANTIC REPUBLIC SECURITIES CORP. D/B/A SERGE A. ATLAN, as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RONALD C. SIMMONS
MY COMMISSION # DD 359828
EXPIRES: October 17, 2008
Bonded Thru Notary Public Underwriters

Sworn to and subscribed before me this 1st day of June, 2006.

Signature of Notary Public - State of Florida

Ronald C. Simmons

Print, Type or Samp Name of Notary Public

☐ Personally known to me, or
☒ Produced identification: FL Driver's License
Type of I.D.

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC REPUBLIC SECURITIES CORP.

D/B/A SERGE A. ATLAN

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Atlantic Republic Securities Corp.:

We have audited the accompanying statement of financial condition of Atlantic Republic Securities Corp. d/b/a Serge A. Atlan (the "Company") as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Atlantic Republic Securities Corp. d/b/a Serge A. Atlan as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
August 1, 2006

ATLANTIC REPUBLIC SECURITIES CORP.
D/B/A SERGE A. ATLAN
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash and Cash Equivalents	$ 142,755
Securities owned, at market value	205,225
Prepaid Expenses	1,614
Receivable from officers	1,202
Total Assets	$ 350,796

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 537
Total Liabilities	537
Shareholder's equity:	
Common stock (no par value, 1000 shares issued and outstanding)	66,120
Additional paid-in capital	684,923
Accumulated deficit	(400,784)
Total Shareholder's Equity	350,259
Total Liabilities and Shareholder's Equity	$ 350,796

The accompanying notes are an integral part of this financial statement.

ATLANTIC REPUBLIC SECURITIES CORP.
D/B/A SERGE A. ATLAN
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Atlantic Republic Securities Corp. d/b/a Serge A. Atlan (the "Company") was incorporated in the State of Connecticut and commenced operations on September 2, 1992. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company buys and sells securities through Fidelity Investments for its own account. If the Company executes trades on behalf of customers, it goes into a separate account pursuant to Rule 15c3-3, K(2)(i).

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital. At June 30, 2006, the Company's net capital and excess net capital were $140,211 and $40,211, respectively.

NOTE 3 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (counter party risk) exceeds the amounts recorded for the transaction. The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

As of June 30, 2006, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 4 - INCOME TAXES

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The Company is also subject to the Connecticut business tax that, at a minimum, imposes a tax based on capital. At June 30, 2006, the Company has a gross deferred tax asset relating to net operating losses. A valuation allowance has been made by the Company equaling the future income tax benefit since there is doubt about whether the income tax benefit will be realized.